Exhibit 99.24

100 University Avenue, 8th floor
Date: May 4, 2020	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Greenbrook TMS Inc.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 29, 2020
Record Date for Voting (if applicable) :	May 29, 2020
Beneficial Ownership Determination Date :	May 29, 2020
Meeting Date :	June 29, 2020
Meeting Location (if available) :	Toronto, ON
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	393704101	CA3937041018

Sincerely,

Computershare

Agent for Greenbrook TMS Inc.